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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-053527~~ 8-53527

Mail Processing Section
MAR 22 2018
Washington DC
415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GT Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 West Jefferson Boulevard
(No. and Street)

Los Angeles	California	90066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Turo / 310-846-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 PROVINCIAL BOULEVARD, SUITE 100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA BW

OATH OR AFFIRMATION

I, James Turo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GT Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 15th day of FEBRUARY, 20 18
by *Date* *Month* *Year*
(1) JAMES TURO
(and (2) ______________________________).
Name(s) of Signer(s)

LARRY S. LEWIS
Notary Public - California
Los Angeles County
Commission # 2163261
My Comm. Expires Sep 17, 20…

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _______________________ NOTARY PUBLIC
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

GT Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Independent Auditors Report

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
GT Securities, Inc.
12655 West Jefferson Blvd.
Los Angeles CA 90066

Opinion on The Financial Statements

We have audited the statement of financial condition of GT Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

March 14, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GT Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
City National	180,184
Total Bank Accounts	**180,184**
Accounts Receivable	
1200 Accounts Receivable	332,140
Total Accounts Receivable	**332,140**
Other Current Assets	
1499 Undeposited Funds	580
Total Other Current Assets	**580**
Total Current Assets	**512,903**
TOTAL ASSETS	**512,903**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	20,947
Total Accounts Payable	**20,947**
Total Current Liabilities	**20,947**
Total Liabilities	**20,947**
Equity	
1110 Retained Earnings	336,333
1520 Capital Stock	20,000
Additional Paid-In Capital	2,000
Net Income	133,623
Total Equity	**491,956**
TOTAL LIABILITIES AND EQUITY	**512,903**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

	Total
Income	
4000 Consulting Income	2,948,382
4040 Reimbursed Expenses	17,744
Sales of Product Income	0
Total Income	**2,966,126**
Gross Profit	**2,966,126**
Expenses	
6110 Automobile Expense	3,980
6120 Bank Service Charges	1,140
6160 Dues and Subscriptions	24,865
6180 Insurance	76,209
6230 Licenses and Permits	13,301
6270 Professional Fees	7,945
6350 Travel & Ent	3,150
6820 Taxes	23,063
Affiliates	2,436,514
Bad Debt Expense	47,383
Marketing	86,079
Office Expenses	106,799
QuickBooks Payments Fees	2,074
Total Expenses	**2,832,503**
Net Operating Income	**133,623**
Net Income	**133,623**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

	Total
OPERATING ACTIVITIES	
Net Income	133,623
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-87,684
2000 Accounts Payable	20,947
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-66,737**
Net cash provided by operating activities	**66,887**
Net cash increase for period	**66,887**
Cash at beginning of period	113,877
Cash at end of period	**180,763**

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2017

	Common Stock		Paid-in Capital		Retained Earnings		Total Stockholders Equity
Balance at 12/31/16	$ 2,000		$ 20,000		$336,333		$ 358,333
Net Income					$133,623		
Prior Period Adjustments							
Balance at 12/31/17	$ 2,000		$ 20,000		$469,956		$ 491,956

The accompanying notes are an integral part of these financial statements.

GT Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Growthink Securities, Inc. is a California Corporation incorporated on December 6, 2001 and changed its name on July 26,2012, to GT Securities, Inc. (the "Company"). The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company engages in private placements of securities and market research for raising capital. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold customer funds or securities.

Effective as of January 1, 2009, the two individuals previously owning 100% of the Company transferred ownership to Growthink, Inc., ("Parent") which now owns 100% of the Company. Those individuals own a majority interest with the remaining ownership distributed among other outside shareholders.

The Company is a wholly-owned subsidiary of Growthink, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including financial advisory services and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advisory and consulting fees are recognized when earned, which generally coincides with the consummation of the underlying transaction.

Securities transactions are recorded on a trade date basis with related commission Income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes in accordance with FASS ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Management evaluated subsequent events through February 10, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

Note 2: INCOME TAXES

As discussed in Note I, the Company is a Wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is composed of the following:

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly. the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31,2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: REIMBURSED EXPENSES

During the course of conducting advisory engagements, the Company may incur out of pocket expenses that are later reimbursed by its clients. Reimbursements are recorded separately.

Note 4: RELATED PARTY TRANSACTIONS

As of 01/01/2017, because of a significant reduction in the firm's office expenses driven by an office relocation and downsizing, the Company's FINRA approved expense sharing agreement with its Parent company, Growthink, Inc. was discontinued, and the Company was released from any / all obligations thereunder.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31,2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations.

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Computation of Net Capital

Total Stockholder's Equity	$491,956
Non-Allowable Assets	$332,720.00
Haircuts on Securities Positions	
Securities Haircuts	$ -
Undue Concentration Charges	$ -
Net Allowable Capital	$159,236

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,397
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	154,236

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$20,947
Percentage of Aggregate Indebtedness to Net Capital	13.15%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2017	$	159,773
Adjustments			
Increase (Decrease) in Equity		$	(537)
(Increase) Decrease in Non-Allowable Assets		$	-
(Increase) Decrease in Securities Haircuts		$	-
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	159,236
Reconciled Difference		$	-

GT Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $159,773 which was $154,236 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.15%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i);

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

GT Securities, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $159,237 which was $154,237 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 13.15%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

GT Securities, Inc.
Supplementary Reports Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

James Turo
GT Securities, Inc.
12655 West Jefferson
Blvd.
Los Angeles, CA 90066

Dear James Turo:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GT Securities, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which GT Securities, Inc. claims exemption from 17 C.F.R. §240.15c3-3. GT Securities, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. GT Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GT Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 14, 2018

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

February 23, 2018

Bryant A. Gaudette, CPA
21320 Provincial Blvd
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, GT Securities, Inc.

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. We have met the identified exemption from for the period of January 1, 2017 through December 31, 2017 without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Very truly yours,

James Turo
GT Securities, Inc.
Managing Partner

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

<u>Auditor's Agreed Upon Procedures with Respect to SIPC General Assessment Reconciliation</u>

BRYANT A. GAUDETTE, CPA

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

GT Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by GT Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating GT Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. GT Securities, Inc.'s management is responsible for GT Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 14, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GT Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2017

SIPC Payment Schedule

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/17
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53527 FINRA DEC
GT SECURITIES INC.
12655 W JEFFERSON BLVD
LOS ANGELES CA 90066-7008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$197.12
B.	Less payment made with SIPC-6 filed (exclude interest) 08/07/2017 (Date Paid)	(301.86)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	(104.74)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(104.74)
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above)	$
H.	Overpayment carried forward	$(104.74)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GT Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of February, 2018.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

GT Securities, Inc.

Securities Investor Protection Corporation
Schedule of Assessment and Payments

Year Ended December 31, 2017

	2016	2017	
Focus Revenues	$ 1,736,316.00	$ 2,966,126.00	
2c(8) Deductions	$ 1,669,108.00	$ 2,834,714.00	
SIPC Net Operating Revenues	$ 67,208.00	$ 131,412.00	
General Assessment @.0025 (2016) 0.0015 (2017	$ 168.02	$ 197.12	
Last Year (2015) Overypayment as reflected on SIPC-7 (2015)	$ (457.82)		
Overpayment carryforward 12/31/2016	$ (289.90)		
Payment with SIPC-6 (072017)	$ 11.96		
Total of Overpayments as of 06/30/2017	$ (301.86)		
Overpayments applied to 2017 Focus		$ (301.86)	
Overpayment Carry Forward as of 12/31/2017		$ (104.74)	# Reported on SIPC-7 (2017)